[Hodgson Russ LLP Letterhead]

Janet N. Gabel

Partner

Direct Dial: 716.848.1350

Direct Facsimile: 716.849.0349

jgabel@hodgsonruss.com

March 17, 2005

Securities and Exchange Commission

Washington, D.C.20549

Attn:

H. Roger Schwall

Assistant Director

Re:

Puda Coal, Inc.

Registration Statement on Form SB-2

Filed December 16, 2005

File No. 333-130380

Dear Mr. Schwall:

This letter will supplement our response letter dated March 10, 2006.  As indicated in that response letter, we are providing back-up information to certain factual assertions made in the above referenced registration statement.

We have quoted statements from our registration statement below and following each statement, have provided third party support from various sources.

“The Shanxi provincial authorities are not approving the licensing of new mines that produce less than 300,000 MT output per year, are closing mines that produce less than 90,000 MT per year and are consolidating existing mines with outputs between 300,000 and 900,000 into larger mines, in an effort to stream line its coal mining and processing facilities around fewer and larger operations for safety and environmental reasons, as well as industry economics.”  [pages  4, 35 and 41].

(Xinhua News Agency February 20, 2005):

“Shanxi to Close Low-output Coal Mines”

China's leading coal producing province of Shanxi has vowed to close all of its small coal mines with annual production below 90,000 tons by the end of this year.  Sources from the provincial government said Shanxi is taking measures to control and regulate its coal industry so as to guarantee safety at the coal mines.  Under the plan, the province will eventually limit the total number of coal mines to about 3,000 and will no longer approve new mines that produce less than 300,000 tons a year.

The leading coal production province is paying more attention to safety. The death rate per million tons in Shanxi's coal mines has dropped to a record low of 0.98 in 2004. But the province still saw 184 coal mine accidents throughout the year, causing the deaths of 485 people.  Last year, Shanxi Province reformed the coal excavation methods in its 2,256 coal mines, about 53.8 percent of the province's total coal mines.

In addition, a system to monitor and control gas was established last year and involved 3,418 mines, accounting for 86 percent of the total in the province. The province also closed 97 small coal mines where frequent accidents were reported.

The reform helped the province produce 493 million tons of coal in 2004 and made the proportion of small coal mines among the total drop from 76.7 percent to the current 39.1 percent, while production efficiency was raised.

Instead of rashly expanding output, Shanxi aims to integrate its coal resources and further optimize its mining industry in the coming three years by limiting its annual coal production to 600 million tons.   The province plans to consolidate its 6,500 mines into 50 large mines with annual outputs of 900,000 tons each and 500 medium-sized mines with outputs of 300,000 to 900,000 tons each by the year 2007, according to the provincial government.

www.chinaview.cn  March 2, 2006:

Shanxi closes down over 4,500 small coal mines

TAIYUAN, March 2 (Xinhuanet) -- North China's Shanxi Province has shut down more than 4,500 small coal mines and formed a number of large-scale coal enterprises or groups over the past five years, said sources with the provincial coal work conference Thursday.

Vice governor Jin Shanzhong said at the conference that Shanxi stopped the running of 4,578 small coal mines with low productivity, high energy cost and serious safety problems.

At the same time, more than 2,600 mines were ordered to improve their production procedures with modern technologies.

The official said while the small coal mines are closed down, two coal mine groups as well as some large enterprises have been set up, accounting for about one half of Shanxi's coal production.

Jin said 1,200 coal mines without the production safety permits issued by the provincial government will be closed down this year.

Chinaview.cn (March 7, 2006:)

BEIJING, March. 7 -- Shanxi, China's largest coal-producing province, plans to put the brakes on the further expansion of coal mining in the next five years. The move is part of tough measures to clean up the sector's record of contributing to environmental damage, the wastage of resources and mine disasters.

Shanxi Governor Yu Youjun made the pledge at a press conference Sunday night on the sidelines of the current legislative session in Beijing. Yu added that the provincial government aims to upgrade the region into a "new energy and resource base."

"We cannot continue the rough way of development any more and must limit coal production strictly with the guidance of the scientific concept of development," Yu said.

As China aims to build a more efficient and environmentally-friendly economy, efficiency in the coal industry is now a growing concern. Official statistics showed it takes 2.45 tons of water on average in China to produce a ton of coal. The coal production rate in many small mines is as low as 25 per cent, and some byproducts, such as the coal-bed methane, is often wasted.

North China's Shanxi Province produced 600 million tons of coal last year, accounting for 26 per cent of China's coal output. Yu said Shanxi can guarantee an annual output of 700 million tons in the next five years, about a quarter of the country's predicted coal demand, by increasing the coal recovery rate the amount of coal that can be extracted from the coal-bed without more mining. It is currently shutting down the mines with an annual output below 90,000 tons and pushing those producing less than 200,000 tons per year to introduce more advanced, environmentally-friendly technologies.

"We will also introduce strategic partners to establish large-scale coal mine groups with highly competitive and advanced technologies," he said.

 What's more, the local government will promote merger and acquisitions to reduce the number of mines to 2,500 by 2010 and ensure 80 per cent of the province's coal output comes from mines with an annual capacity above 1 million tons, said Yu.

Shanxi has shut down 4,876 illegal mines since last September and punished about 1,200 people, including more than 60 local officials who turned a blind eye to the illegal operations of the mines they invested in or harboured.

 Coal accounted for 66 per cent in China's energy supply last year and is going to remain the top priority in the long-term energy strategy of China, which is wary of the heavy reliance on imported oil. China is now the world's second largest oil importer after the United States.

Yu said it is a priority in Shanxi's 11th Five-Year Plan (2006-10) to develop the more value-added coal chemical industries such as power-generating coke, coke oven gas and

alcohol-ether fuel, in addition to fostering equipment manufacturing, the development of new resources and tourism.   About half of the coke supply in the world market is from Shanxi.

The province is not only famous for black coal. It also boasts many brilliant cultural legacies such as the Yungang Grottoes in Datong and well-preserved grand courtyards, formerly the homes of the country's richest bankers in ancient times.

Yu, previously the mayor of Shenzhen in South China's Guangdong Province, will lead a delegation to Hong Kong in early July to promote local business projects to overseas investors.

  (Source: China Daily)

We have access to the high quality raw coking coal in Liulin County - an area famed as China's "King of Coal", which has high processing yield and low processing cost.

Located in Liulin County, Shanxi Province, an area known as the "King of Coal" for its high quality coking coal reserves, we are strategically located in proximity to some of the highest quality coking coal reserves suitable for steel making.

One of our competitive advantages is our access to the high quality raw coking coal in Liulin County, Shanxi Province - an area famed as China's "King of Coal", which has the highest processing yield and the lowest processing cost of any coking coal in China.

www.China.org.cn

Copyright © China Internet Information Center. All Rights Reserved

Shanxi

“Shanxi Province is situated in the middle of the Yellow River valley, lying between latitude 34°34'-40°44' north and longitude 110°15'-114°32' east. Its location west of the Taihang Mountains gives the province its name, Shanxi, meaning "west of the mountain."

Shanxi 2004 - The Year in Review

General Economy ……

Mineral resources:

Shanxi abounds in mineral resources. Of more than 120 kinds of underground minerals so far discovered in the province, 53 have verified reserves. Of them, reserves of coal, bauxite, pearlite, gallium and zeolite rank first in the nation. The province is especially noted as the "kingdom of coal," with verified reserves amounting to 261.2 billion tons, accounting for one-third of the nation's total.”

China.org; http://www.china.org.cn/market/zhuanti/399869.htm

Resources

Mineral resource

　　Shanxi is one of the provinces with rich mineral resource in China. There are 105 kinds of minerals that have been discovered, of which 67 kinds have been utilized. Seven kinds of them including coal, bauxite, refractory clay, gallium mineral, alumina, zeolite and stone material for building all rank the first in China. And more than 34 kinds of mineral resources rank the top 10 in the country.

　　Shanxi is always named as the “Sea of coal” for its large reserve, broad distribution, complete variety and good quality. The area with coal is 62.8 thousand km2, which accounts for 40 per cent of overall area of the province. The predicted reserve of coal is above 900 billion tons and the proven reserve is 260.8 billion which the accounts for one-third of that in China. The coking coal is the kind of coal that occupies a dominant position, which proven reserve accounts for 55.6 per cent of that in China.

　　The area of coal bed gas is 1,200 km2 with the predicted reserve of about 4 to 5 thousand billion m3 that accounts for one-seventh to one-fifth of the overall reserves in China. The proven reserve of it is more than 200 billion m3, and the annual output can reach 1,032 m3, which is one of the largest coal bed gas fields in the world.

　　The reserve of bauxite is 0.941 billion tons accounting for 41.63 per cent in China. The reserve of refractory clay is 0.594 billion tons accounting for 27.88 per cent in the country. The reserve of iron mineral is 3.442 billion tons accounting for 7.2 per cent in China, which ranks the forth in the country.

People’s Daily on Line; http://english.people.com.cn; December 29, 2005

China's most coal-rich province lacks engineers; supply reduction expected in 2006

As the market demands remain high, the coal industry in Shanxi, which has the largest coal reserves in China, is running short of professional engineers like work safety talents and managerial staffs, a research report by the province has found.

Only 79,300 people have had relevant certificate and professional education in the coal industry in the province, accounting for less than 8 percent of its 1 million coal workers, according to a report conducted by the province's coal industry bureau on its coal industry workforce.

Among those in the coal workforce, only 13,600 people, or 1.34 percent of the industry's workforce, have received four-year university or graduate education, according to the report.

The report finds that many of its coal mines lack regularly trained engineers in coal mining, ventilation and tunnelling, which it says may pose a possible threat to the province's work safety in mining.

Most of the province's miners are peasants-turned migrant workers who frequently change their jobs from one mine to another, says the report.

The provincial authority on coal production promised earlier this month that it would cut its coal supply by more than 100 million tons next year.

Analysts said that the drastic decline in the coal supply in 2006 can be attributed to the large-scale shutdown of small mines, the crackdown on illegal coal mining, and the curbing of overproduction for the sake of work safety.

The province will also tighten the control of coal circulation, barring coal mines and their products without new licenses from the market.

Shanxi currently has proven coal reserves of 272.5 billion tons, accounting for one third of the country's total.

From 2000 to 2004, Shanxi's annual coal output maintained an average growth of 30 million tons. In 2004, the coal output of the province reached 493 million tons, about 15 percent of China's total.

Source: Xinhua

China's steel production has continued to grow significantly (up 28% in 2005 over the prior year).

Asia Times January 21, 2006;  http://www.atimes.com/atimes/China_Business:

Your steel trash, China's treasure

By Steve Mackrell

LONDON - There are basically only two sources of the iron needed to make steel: iron ore and scrap steel. It's been well publicized that iron-ore prices have soared because of surging global steel production. Much less well known is the fact that scrap steel has seen a spectacular boom as well.

And the biggest reason for both run-ups? China, where the steel industry continues to power ahead, breaking all previous records.

Chinese steel production in 2005 was up a whopping 28%, at 348 million tons, coming on top of last year's 23% increase and 22% the year before that. And it's not only production records being broken - Chinese steel exports also soared to a new height in 2005 with more than 25 million tons, a staggering 55% increase on 2004.

People’s Daily on Line July 30, 2005;   http://english.peopledaily.com.cn:

China's steel production this year to exceed 300 million tons

China this year is expected to produce more than 300 million tons of crude steel, said Luo Binsheng, vice president of the China Iron and Steel Association on Friday.

Last year the steel production of China, the largest steel producer in the world, was 272 million tons.

In the first half of this year, China produced 164.86 million tons of crude steel, up 28.25 percent year on year, according to figures from the China Iron and Steel Association.

This year, steel prices in the domestic market rose at first and later dropped. With the rapid growth of steel production, an oversupply problem has started to emerge, but the country still runs short of those steel products with high added value and high-technology levels, said Luo.

Source: Xinhua

Shanxi Province alone includes independent coke producers that supply 50% of China's coke and 80% of China's exported coke.

The People’s Daily on Line, June 22,2005; http://english.people.com.cn

“Coke producers cut output, fix price for bigger say on world market”

Ninety-three coke companies in north China's Shanxi Province, the country's largest coke producer, have signed a self-disciplinary act to cut output and fix a benchmark price in a bid to gain a bigger say on the international market.

These companies, all members of the Shanxi Provincial Coke Industry Association, dubbed the "OPEC" of local coke producers, have agreed to cut their coke output by 20 percent to 40 percent in upcoming three months.

The association estimates the amount of coke output to be cut at 6 million tons in the period from now to September in Shanxi, which provides 48 percent of all the coke traded on the world market.

Shanxi Province produces 50 percent of China's coke and provides 80 percent of the country's exports. It produced 80 million tons of coke last year.

The 93 coke producers, who turn out 70 percent of the coke in Shanxi and provide 60 percent of China's coke exports, are also working on a fixed benchmark price to protect themselves as well as the whole industry, an official with the association told Xinhua…

The base price will be fixed by the trade association through state-of-the-art information devices and scientific methodology, after taking into account market factors, supply and demand, energy efficiency and macro policies, they said.

The association will also set up an expert panel to study the international coke market and industrial growth, and observe changes in demand and supply.

Analysts say coke is the only energy product for which China traditionally has a say on the world market. But the irrational expansion of production since last year has caused a surplus of the product on the international market, leading to drastic price slumps and leaving the domestic industry in the red.

Climbing coke prices on the international market since 2001 drew many local businesses to try their fortune in the coke industry. As a result, local coke production capacity doubled over the past two years to reach 80 million tons in early 2005. But, the average price per ton drop from 400 US dollars in early 2004 to present 160 US dollars.

According to figures provided by Taiyuan-based provincial customs, coke companies in Shanxi exported 3.09 million tons of coke in the first five months of this year, a rise of 29 percent over the same period of 2004, but the export value dropped by 12.41 percent year-on-year and the average export price stood at 207 US dollars per ton, compared with 276 US dollars in 2004.

Despite a 30-percent rise in output, insiders say coke companies in Shanxi Province suffered a 30.7-percent decline in profit since the beginning of this year. Some businesses are on the verge of bankruptcy.

Significant price falls have drawn widespread attention from the government and industry alike and coke businesses have been told to rein in production and fix a minimum price that will hopefully protect the domestic industry from cutthroat bargaining and anti-dumping investigations from abroad and prevent speculation at home.

Analysts say the voluntary move to cut output will also help the domestic industry establish more brand names and will be of relevance value to the real estate, steel, machinery, automobile, shipbuilding and many other sectors in their international competition.

China's coke sector started to boom in the 1970s, when most developed countries reduced their own coke production to protect local environments.

Source: Xinhua

China is both one of the largest consumers and producers of coal in the world.  In 2003, China's coal production was 1.7 billion MT.  China's coal production reached 1.9 billion MT in 2004, a 12% increase over 2003.

Statistical Communiqué Of The People's Republic Of China On The 2003 National Economic And Social Development  National Bureau Of Statistics Of China February 26, 2004; http://english.gov.cn/official/sc.htm

“Energy production speeded up. The total output of primary energy reached 1,603 million tons of standard coal equivalent, it was up by 11.0 percent over the previous year. The electricity generated for the whole year was 1,910.76 billion kilowatt-hours, up by 15.5 percent. The output of coal was 1,667 million tons, up by 15.0 percent. The output of crude oil reached 170 million tons, up by 1.8 percent.”

Statistical Communique of the People's Republic of China on the 2004 National Economic and Social Development   National Bureau of Statistics People's Republic of China February 28, 2005; http://english.gov.cn/official/sc.htm

“In 2004, the total output of primary energy reached 1,846 million tons of standard coal equivalent, up by 15.2 percent over the previous year. The electricity generated for the whole year was 2,187.0 billion kilowatt-hours, up by 14.5 percent. The output of coal was 1,956 million tons, up by 17.3 percent. The output of crude oil reached 175 million tons, up by 2.9 percent.”

World Coal Institute; http://www.worldcoal.org

Coal Facts 2005 - October 2005

(with 2004 data)

Major Producers of Hard Coal (2004e)

PR China	1956 Mt	Russia	210 Mt
USA	933 Mt	Indonesia	129 Mt
India	373 Mt	Poland	100 Mt
Australia	285 Mt	Kazakhstan	83 Mt
South Africa	238 Mt	Ukraine	62 Mt

Chinaview.com  March 7, 2006; (Xinhua News Agency February 3, 2006)

Shanxi Closes Thousands of Mines

North China's Shanxi Province, a major coal producer of the country, has closed 4,876 illegal coal mines, as part of its efforts to ensure safety in coal production.

More than 1,200 people involved in illegal mining have been punished, according to the provincial government.

The province has also found that 952 government workers and officials of state-owned enterprises hold shares valued at 156 million yuan (US$19 million) in local coal mines.

After the central government ordered officials to withdraw their investment in coal mines across the country, 947 of them in Shanxi have cut their relations with coal mines and taken back 151million yuan (US$18.6 million) of investment.

Shanxi turned out 543 million tons of raw coal in 2005, 10 percent up from the previous year.

However, the province suffered 179 fatal coal mine accidents in the same year, which killed 468 miners.

China was the largest steel producer in the world producing 272.5 million MT in 2004, representing 26% of the world's total steel production in 2004.   The next two largest steel producers in the world - Japan and the United States - produced a combined 211.6 million MT, or 20% of global production.  China's steel production continues to grow with production up 28% in first seven months of 2005 over prior year period.

Statistical Communique of the People's Republic of China on the 2004 National Economic and Social Development   National Bureau of Statistics People's Republic of China February 28, 2005; http://english.gov.cn/official/sc.htm

“Among major raw material products, the output of crude steel stood at 273 million tons, up by 22.7 percent.”

International Iron and Steel Institute “World Steel in Figures 2005”; http://worldsteel.org/:

	2004		2003
	Rank	mmt	Rank	mmt
China	1	272.5	1	222.4
Japan	2	112.7	2	110.5
United States	3	98.9	3.	93.7

World Steel Review Iron & Steel Statistics Bureau, September 2004

“…Crude steel production in China continues to rise with an increase of 20.3% in July bringing the year to date total up by 21% to 146.7 million tonnes….”

Very truly yours,

HODGSON RUSS LLP

By: s/Janet N. Gabel
        Janet N. Gabel